UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2025

Paul Ellerbeck
Chief Executive Officer
WeShop Holdings Ltd
Hawk House
22 The Esplanade
Jersey
JE1 1HH
Channel Islands

Re: WeShop Holdings Ltd
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted April 24, 2025
CIK No. 0002048271

Dear Paul Ellerbeck:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 11, 2025 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1

Risk Factors
Risks Related to Our Business
The loss of a significant number of retailers could harm our business..., page 8

1. We note your response to prior comment 3, including discussion regarding your affiliate network agreements with Commission Junction LLC (CJ) and Awin AG

(Awin) accounting for more than 80% of your revenue in 2023. Please revise your disclosure here to briefly reference these specific affiliate networks and associated agreements.

Capitalization, page 25

2. We note your response to comment 8 in our letter dated January 17, 2025 that you plan to reflect the WeShop Community Trust shares in the "as adjusted" column in the Capitalization section. Please revise your narrative disclosure to explicitly state that the "as adjusted" column will include the WeShop Community Trust shares.

Index to Financial Statements, page F-1

3. Please update your audited financial statements in accordance with Item 8.A.4 of Form 20-F.

Audited Consolidated Financial Statements
Note 11 - Share Based Compensation (As Restated), page F-17

4. We note your response to prior comment 5. ASC 718-10-55-68 states that a share-based award becomes vested when the award is no longer contingent on satisfaction of a service condition. Your response states that the account owner can be inactive for 13 months and that once an account owner has owned the Contingent Share for a period of 12 months from the date of issuance, they will automatically be settled in shares. Thus, it appears that an account owner can be inactive and still be issued shares 12 months from issuance. In light of this, please tell us why you believe Contingent Shares issued are contingent upon a service condition.

Please contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christian Nagler